DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com Andrew Ledbetter andrew.ledbetter@dlapiper.com T 206.839.4845 F 206.494.1800

December 13, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	Feihe International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 001-32473

Dear Mr. Schwall:

This letter is submitted on behalf of Feihe International, Inc. (formerly American Dairy, Inc.) (together with its subsidiaries, the “Company”) with respect to your letter to the Company, dated December 1, 2010 (the “Comment Letter”), which provides comments on behalf of staff of the Division of the Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings. The Comment Letter requests that the Company respond within 10 business days or advise the Staff when the Company will provide the requested response.  As communicated to the Staff by phone, the Company is in the process of preparing its response, including coordinating with its past and current professional advisors, and plans to provide a response to the accounting-related comments by January  3, 2011 and the other comments as soon as practicable.

Please do not hesitate to contact the undersigned if you have any questions.

Sincerely,

/s/ Andrew Ledbetter
Andrew Ledbetter

cc:	James Giugliano (SEC)
Mark Shannon (SEC)
Doug Brown (SEC)
Timothy Levenberg (SEC)
Matt Adler (DLA Piper)